Filed by Allwyn Entertainment AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Cohn Robbins Holdings Corp.

Allwyn Entertainment AG

Commission File No. 001-39454

Date: August 19, 2022

PRESS RELEASE

Allwyn Entertainment and Cohn Robbins Holdings Corp. Announce Effectiveness of

Registration Statement and Extraordinary General Meeting to Approve Proposed

Business Combination

- CRHC Board of Directors Recommends that all CRHC Shareholders Vote “FOR” the

Business Combination and Related Proposals -

-CRHC Shareholders of Record as of August 15, 2022 are Eligible to Vote at

Extraordinary General Meeting -

LUCERNE, Switzerland and WILMINGTON, Delaware, United States—August 19, 2022 – Allwyn Entertainment AG (“Allwyn” or the “Company”), a leading multinational lottery operator, and Cohn Robbins Holdings Corp. (NYSE:CRHC) (“CRHC”) today announced that Allwyn’s registration statement on Form F-4 (the “Registration Statement”), in connection with their previously announced proposed business combination with CRHC (the “Business Combination”), has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about CRHC, Allwyn and the Business Combination and can be found on the SEC’s website at www.sec.gov under the registrant “Allwyn Entertainment AG”. CRHC shareholders are encouraged to read the Registration Statement and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination before making any voting or investment decision.

CRHC also announced today a record date of August 15, 2022 (the “Record Date”) and a meeting date of September 7, 2022 for its extraordinary general meeting (the “Meeting”) to approve the Business Combination. The closing of the Business Combination is subject to approval by CRHC’s shareholders as of the Record Date, and the satisfaction or waiver of other customary closing conditions and is expected to close shortly thereafter.

Upon closing, the combined company is expected to be listed on the New York Stock Exchange (“NYSE”) with its Class B ordinary shares and warrants under the new ticker symbols “ALWN” and “ALWN.WS,” respectively. For more information about the Business Combination, please visit www.cohnrobbins.com/investor-relations/ or see documents filed by Allwyn and CRHC with the SEC.

The CRHC Board of Directors recommends all CRHC shareholders vote “FOR” ALL PROPOSALS in advance of the Meeting, via the Internet or by signing, dating and returning the proxy card upon receipt by following the instructions in the Registration Statement.

CRHC believes the global lottery industry has attractive characteristics, including high consumer participation across wide demographics, resiliency through market cycles and upside potential from increasing online penetration. Allwyn is a leader in the $300 billion global lottery industry, operating lotteries through both retail and online channels in multiple European countries, including Austria, the Czech Republic, Greece, Cyprus and Italy.

CRHC furthermore believes Allwyn is well-positioned to grow through both organic and inorganic growth opportunities. Allwyn’s UK business, Allwyn Entertainment Ltd, was selected by the UK Gambling Commission as the preferred applicant in the competition for the fourth license to operate the UK National Lottery. If the license is awarded, this will further expand Allwyn’s footprint as one of Europe’s largest and fastest growing lottery companies. For further information on Allwyn, please visit the Allwyn Investor Relations Website at investors.allwynentertainment.com.

Shareholders that were CRHC shareholders as of the Record Date may attend the Meeting in person at the location indicated in the Registration Statement. Alternatively, shareholders can register to attend the meeting virtually via a live webcast starting at 9:30 am, New York City Time, on September 7, 2022. To register to attend the Meeting virtually, shareholders must enter the URL address www.cstproxy.com/cohnrobbins/2022 into a browser, enter a control number assigned by Continental Stock Transfer & Trust Company, and follow the instructions applicable to them provided in the Registration Statement.

Each Shareholder Vote FOR ALL Proposals Is Important, No Matter How Many or How Few Shares a Shareholder Owns. If shareholders have any questions about voting or need assistance voting, please contact Morrow Sodali LLC, CRHC’s proxy solicitor, by calling (800) 662-5200 (for individuals), or (203) 658-9400 (for banks and brokers).

As previously disclosed, the Business Combination contemplates a bonus pool of up to approximately 6.6 million CRHC shares to be made available exclusively to non-redeeming CRHC shareholders.

About Allwyn

Allwyn is a leading global lottery operator. Allwyn builds lotteries that return more to good causes by focusing on innovation, technology, efficiency and safety across a growing casual gaming entertainment portfolio. The lottery-first approach of focusing on affordable recreational play has earned Allwyn leading market positions with trusted brands across Europe in Austria, Czech Republic, Greece and Cyprus and Italy.

About Cohn Robbins Holdings Corp.

Founded and listed on the NYSE in 2020, Cohn Robbins Holdings Corp. is Co-Chaired by Gary D. Cohn and Clifton S. Robbins. Mr. Cohn is Vice Chairman of IBM and has more than 30 years of financial services experience spanning the private and public sectors, having served as Assistant to the President of the United States for Economic Policy and Director of the National Economic Council from January 2017 until April 2018, and as President, Chief Operating Officer and a director of The Goldman Sachs Group, Inc. from 2006-2016. Mr. Robbins has more than 35 years of investment management experience, including as Founder and Chief Executive Officer of Blue Harbour Group from 2004-2020, a Managing Member of global growth investor General Atlantic Partners from 2000-2004, and as a General Partner of Kohlberg Kravis Roberts & Co., where he worked from 1987-2000.

Additional Information about the Business Combination and Where to Find It

Additional information about the Business Combination, including a copy of the Business Combination Agreement and prospectus, are provided in the Registration Statement. The Registration Statement is being mailed to each of CRHC’s shareholders and can be found on the SEC’s website at www.sec.gov under the registrant “Allywn Entertainment AG.”

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Contacts

For media inquiries:

Adam Weiner

Arrowpath Advisors for Cohn Robbins Holdings Corp.

CRHCmedia@arrowpath.com

+1 212 596 7700

Dana Dvorakova for Allwyn Entertainment

dana.dvorakova@allwynent.com

For investor inquiries:

allwyn.ir@icrinc.com

IR@allwynent.com

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the Business Combination between, among other parties, CRHC and Allwyn. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Allwyn’s and CRHC’s expectations with respect to anticipated financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, and the timing of the completion of the Business Combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of CRHC’s registration statement on Form S-1 (File No. 333-240277), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q, and the Registration Statement filed by Allwyn. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Allwyn’s and CRHC’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this document, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against CRHC or Allwyn following the announcement of the Business Combination; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the Business Combination and the private placement of common stock or due to failure to obtain approval of CRHC’s shareholders; (3) the risk that the Business Combination may not be completed by CRHC’s business combination deadline and the potential failure to obtain an extension of such deadline sought by CRHC; (4) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval by CRHC’s shareholders and the satisfaction of the minimum trust account amount following any redemptions by CRHC’s public shareholders; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (6) the risk that the Business Combination disrupts current plans and operations as a result of the consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (8) costs related to the Business Combination; (9) changes in the applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the risk of downturns and a changing regulatory landscape in the industry in which Allwyn operates; (12) Allwyn’s ability to obtain or maintain rights or licenses to operate in any market in which Allwyn operates or seeks to operate in the future; (13) the potential inability of Allwyn to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (14) the enforceability of Allwyn’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (15) other risks and uncertainties described in CRHC’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and the Registration Statement. Allwyn and CRHC caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Allwyn nor CRHC gives any assurance that Allwyn or CRHC will achieve its expectations. Neither Allwyn nor CRHC undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.